                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                 SCHEDULE 13D/A


                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 3)*

                          MindSpring Enterprises, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $.01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   602683 10 4
             -------------------------------------------------------
                                 (CUSIP Number)

 Kimberley E. Thompson, c/o ITC Holding Company, Inc., 1239 O.G. Skinner Drive,
 ------------------------------------------------------------------------------
                       West Point, GA 31833 (703) 619-9678
                       -----------------------------------
 (Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                 Communications)

                               October 26, 1998
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. [ ]

                         (Continued on following pages)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D


CUSIP No. 602683 10 4                                   Page   2   of  9   Pages
         ------------                                        -----    ----


--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     ITC Holding Company, Inc.

--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a)   / /
     N/A                                                              (b)   / /

--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*
     OO

--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) or 2(e)                                                      / /

--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION
     Delaware

--------------------------------------------------------------------------------
                   7    SOLE VOTING POWER
                        -0-
    NUMBER OF      -------------------------------------------------------------
      SHARES       8    SHARED VOTING POWER
   BENEFICIALLY         5,324,067(1)
     OWNED BY      -------------------------------------------------------------
       EACH        9    SOLE DISPOSITIVE POWER
    REPORTING           -0-
      PERSON       -------------------------------------------------------------
       WITH        10   SHARED DISPOSITIVE POWER
                        5,324,067

--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     5,324,067

--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  / /


--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     20.6%

--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*
     HC

--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

(1) All share numbers reflect a three-for-one stock split effected by MindSpring Enterprises, Inc. on June 24, 1998.

                                  SCHEDULE 13D


CUSIP No. 602683 10 4                                   Page   3   of  9   Pages
         ------------                                        -----    ----

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     ITC Service Company

--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a)   / /
     N/A                                                              (b)   / /

--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*
     OO

--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) or 2(e)                                                      / /

--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION
     Delaware

--------------------------------------------------------------------------------
                   7    SOLE VOTING POWER
                        -0-
    NUMBER OF      -------------------------------------------------------------
      SHARES       8    SHARED VOTING POWER
   BENEFICIALLY         5,324,067
     OWNED BY      -------------------------------------------------------------
       EACH        9    SOLE DISPOSITIVE POWER
    REPORTING           -0-
      PERSON       -------------------------------------------------------------
       WITH        10   SHARED DISPOSITIVE POWER
                        5,324,067

--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     5,324,067

--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  / /


--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     20.6%

--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*
     CO

--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

CUSIP No. 602683 10 4                                   Page   4   of  9   Pages
         ------------                                        -----    ----

            This Amendment No. 3 amends and supplements the Schedule 13D filed with respect to shares of Common Stock, par value $.01 per share (the "Common Stock"), of Mindspring Enterprises, Inc., a Delaware corporation (the "Company") with the Securities and Exchange Commission on August 4, 1997, as amended as of October 30, 1997 by ITC Holding Company, Inc. (and its predecessor, as described in Amendment No. 2 to the Schedule 13D) and InterCall, Inc., and as further amended as of January 21, 1998 by ITC Holding Company, Inc. and its indirect, wholly owned subsidiary, ITC Service Company (as so amended, the "Schedule 13D"). All capitalized terms not otherwise defined herein shall have the meanings ascribed thereto in the Schedule 13D.

            All share numbers reflect a three-for-one stock split effected by the Company on June 24, 1998.


Item 2.     Identity and Background

            Item 2 is hereby amended as follows:

            Appendix I and Appendix II to the Schedule 13D are hereby amended and restated in their entirety to read as Appendix I and Appendix II attached hereto and incorporated by reference herein.

CUSIP No. 602683 10 4                                   Page   5   of   9  Pages
         ------------                                        -----    ----


Item 5.  Interest in Securities of the Issuer

         Item 5 is hereby amended and restated in its entirety as follows:

(a) The Reporting Persons have decreased their beneficial ownership of the Common Stock to 5,324,067 shares, or approximately 20.6% of the outstanding shares of Common Stock. The percentage of shares of Common Stock beneficially owned by the Reporting Persons is based on the number of shares of Common Stock outstanding as of September 30, 1998.

(b) The Reporting Persons share power to vote (or to direct the vote) and to dispose (or to direct the disposition) of the entire number of shares reported as beneficially owned by the Reporting Persons.

(c) Set forth below are transactions by the Reporting Persons that have occurred during the past sixty days prior to the filing of this Statement. The transactions reported were effected in market transactions pursuant to Rule 144 under the Securities Act of 1933, as amended.

          Date          Shares Sold       Price
          ----          -----------       -----
        10/26/98           10,000        39.9375
        10/26/98            5,000        39.6250
        10/26/98            5,000        39.5625
        10/26/98            5,000        39.7500
        10/26/98           15,000        39.8750
        10/26/98           10,000        39.9063
        10/26/98           10,000        39.8125
        10/26/98           10,000        40.0313
        10/26/98            5,000        39.9375
        10/26/98           25,000        40.0000
        10/26/98            5,000        40.0000
        10/26/98           10,000        39.9688
        10/26/98            5,000        39.8750
        10/26/98            5,000        39.7500
        10/26/98           15,000        39.7188
        10/26/98           10,000        39.7188
        10/26/98           20,000        39.5313
        10/26/98            5,000        39.0000
        10/26/98           20,000        39.1875
        10/26/98            5,000        39.5625
        10/26/98           10,000        39.6250
        10/26/98           15,000        39.5625
        10/26/98           15,000        39.5000
        10/26/98           10,000        39.6875
        10/26/98           20,000        39.8750
        10/26/98           30,000        39.9063
        10/27/98           20,000        41.8125
        10/27/98           10,000        42.0000
        10/27/98           20,000        42.5000
        10/27/98           20,000        42.8750
        10/27/98           20,000        42.4688
        10/27/98           10,000        42.3750
        10/27/98           15,000        41.7500
        10/27/98           10,000        41.5000
        10/27/98            5,000        41.5625
        10/27/98           10,000        41.4375
        10/27/98           10,000        41.2500
        10/27/98           10,000        41.1563
        10/27/98           10,000        40.5000
        10/27/98           10,000        40.5625
        10/27/98           20,000        40.5625
        10/27/98        1,000,000        40.0000

(d)      Not applicable.

(e)      Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         Item 6 is hereby amended and restated in its entirety as follows:

         Except as reported above, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between any of the Reporting Persons and any persons with respect to any securities of the Company.

CUSIP No. 602683 10 4                                   Page   6   of  9   Pages
         ------------                                        -----    ----

Signature

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:       November 6, 1998


ITC HOLDING COMPANY, INC.


  /s/ Kimberley E. Thompson
----------------------------------------
By:      Kimberley E. Thompson
Title:   Senior Vice President - General Counsel
         and Secretary

ITC SERVICE COMPANY


  /s/ Kimberley E. Thompson
----------------------------------------
By:      Kimberley E. Thompson
Title:   Senior Vice President - General Counsel
         and Secretary

                                                        Page   7   of  9   Pages
                                                             -----    ----

                                   APPENDIX I

                OFFICERS AND DIRECTORS OF ITC SERVICE COMPANY

NAME OF DIRECTOR
OR EXECUTIVE OFFICER                      PRINCIPAL OCCUPATION
AND BUSINESS ADDRESS                      OR EMPLOYMENT
--------------------                      --------------------

Campbell B. Lanier, III, Director         Chairman and Chief Executive Officer
  and Chief Executive Officer             ITC Holding Company, Inc.
c/o ITC Service Company
1239 O.G. Skinner Drive
West Point, Georgia 31833

William H. Scott, III, Director,          Chief Operating Officer and President
  President and Chief Operating           ITC Holding Company, Inc.
  Officer
c/o ITC Service Company
1239 O.G. Skinner Drive
West Point, Georgia 31833

Bryan W. Adams, Senior Vice               Senior Vice President - Chief Financial Officer
  President and Chief Financial           ITC Holding Company, Inc.
  Officer
c/o ITC Service Company
1239 O.G. Skinner Drive
West Point, Georgia 31833

Kimberley E. Thompson, Senior             Senior Vice President - General Counsel and Secretary
  Vice President                          ITC Holding Company, Inc.
- General Counsel and Secretary
c/o ITC Service Company
1239 O.G. Skinner Drive
West Point, Georgia 31833

Dabsey M. Gray, Vice President,           Vice President, Controller and
  Controller and Assistant Secretary      Assistant Secretary
c/o ITC Service Company                   ITC Holding Company, Inc.
1239 O.G. Skinner Drive
West Point, Georgia 31833


J. Douglas Cox, Senior Vice President     Senior Vice President -
c/o ITC Service Company                   ITC Holding Company, Inc.
1239 O.G. Skinner Drive
West Point, Georgia 31833



CUSIP No. 602683 10 4                                   Page   8   of   9  Pages
         ------------                                        -----    ----

                                   APPENDIX II

             OFFICERS AND DIRECTORS OF ITC HOLDING COMPANY, INC.

NAME OF DIRECTOR
OR EXECUTIVE OFFICER                      PRINCIPAL OCCUPATION
AND BUSINESS ADDRESS                      OR EMPLOYMENT
--------------------                      --------------------

Campbell B. Lanier III                    Chairman and Chief Executive Officer
c/o ITC Holding Company, Inc.             ITC Holding Company, Inc.
1239 O.G. Skinner Drive
West Point, GA 31833

William H. Scott, III                     Chief Operating Officer and President
c/o ITC Holding Company, Inc.             ITC Holding Company, Inc.
1239 O.G. Skinner Drive
West Point, GA 31833

J. Douglas Cox                            Senior Vice President
c/o ITC Holding Company, Inc.             ITC Holding Company, Inc.
1239 O.G. Skinner Drive
West Point, GA 31833

Allen E. Smith                            Vice President
c/o ITC Holding Company, Inc.             ITC Holding Company, Inc.
1239 O.G. Skinner Drive
West Point, GA 31833

Bryan W. Adams                            Senior Vice President - Chief Financial Officer
c/o ITC Holding Company, Inc.             ITC Holding Company, Inc.
1239 O.G. Skinner Drive
West Point, GA 31833

Robert M. Montgomery                      Vice President
c/o ITC Holding Company, Inc.             ITC Holding Company, Inc.
1239 O.G. Skinner Drive
West Point, GA 31833

Kimberley E. Thompson                     Senior Vice President - General Counsel and Secretary
c/o ITC Holding Company, Inc.             ITC Holding Company, Inc.
1239 O.G. Skinner Drive
West Point, GA 31833

Dabsey M. Gray                            Vice President, Controller and Assistant Secretary
c/o ITC Holding Company, Inc.             ITC Holding Company, Inc.
1239 O.G. Skinner Drive
West Point, GA 31833

J. Smith Lanier, II, Director             Chairman and Chief Executive Officer
c/o ITC Holding Company, Inc.             J. Smith Lanier & Co.
1239 O.G. Skinner Drive
West Point, GA 31833

CUSIP No. 602683 10 4                                  Page    9   of  9   Pages
         ------------                                        ----     ----

William T. Parr, Director                 Vice Chairman
c/o ITC Holding Company, Inc.             J. Smith Lanier & Co.
1239 O.G. Skinner Drive
West Point, GA 31833

Malcolm C. Davenport, V, Director         Certified Public Accountant and
c/o ITC Holding Company, Inc.             Attorney
1239 O.G. Skinner Drive
West Point, GA 31833

Donald W. Weber, Director                 Entrepreneur and Consultant
c/o ITC Holding Company, Inc.
1239 O.G. Skinner Drive
West Point, GA 31833

O. Gene Gabbard, Director                 Entrepreneur and Consultant
c/o ITC Holding Company, Inc.
1239 O.G. Skinner Drive
West Point, GA 31833

William B. Timmerman, Director            Chairman and Chief Executive Officer
c/o ITC Holding Company, Inc.             SCANA Corporation
1239 O.G. Skinner Drive
West Point, GA 31833

Donald W. Burton, Director                President
c/o ITC Holding Company, Inc.             South Atlantic Capital Corporation
1239 O.G. Skinner Drive
West Point, GA 31833

Robert A. Dolson, Director                Chairman and President
c/o ITC Holding Company, Inc.             National Enterprises, Inc.
1239 O.G. Skinner Drive
West Point, GA 31833